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Exhibit (a)(1)(D)

Offer to Purchase for
Not More Than $140,000,000 in Cash
by

of
its Class A Common Stock
at a Purchase Price Not Greater Than $35.00
Nor Less Than $33.00 Per Share

        THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON MARCH 27, 2012, UNLESS THE OFFER IS EXTENDED OR WITHDRAWN (SUCH DATE, AS IT MAY BE EXTENDED, THE "EXPIRATION DATE").

February 28, 2012

To Brokers, Dealers, Commercial Banks,
Trust Companies and Other Nominees:

        We have been appointed by FBL Financial Group, Inc., an Iowa corporation (the "Company"), to act as Dealer Manager in connection with the Company's offer to purchase for cash up to $140,000,000 of its Class A Common Stock, without par value (the "Shares"), pursuant to (1) auction tenders at prices specified by the tendering shareholders of not greater than $35.00 nor less than $33.00 per Share ("Auction Tenders"), or (2) purchase price tenders ("Purchase Price Tenders"), in either case upon the terms and subject to the conditions described in the Offer to Purchase, dated February 28, 2012 (the "Offer to Purchase"), and in the related Letter of Transmittal (which together, as they may be amended or supplemented from time to time, constitute the "Offer"). Please furnish copies of the enclosed materials to those of your clients for whom you hold Shares registered in your name or in the name of your nominee.

        Promptly after the Expiration Date, assuming the conditions to the Offer have been satisfied or waived, the Company will determine a single price per Share (the "Purchase Price"), which will be not more than $35.00 and not less than $33.00 per Share, that it will pay for Shares properly tendered in the Offer and not properly withdrawn, and accepted for purchase, taking into account the number of Shares tendered pursuant to Auction Tenders and Purchase Price Tenders and the prices specified by shareholders tendering Shares pursuant to Auction Tenders. Shares properly tendered pursuant to Purchase Price Tenders will be deemed to have been tendered at a price of $33.00 per Share for purposes of determining the Purchase Price (which is the minimum price per Share pursuant to the Offer). The Purchase Price will be the lowest price per Share of not more than $35.00 and not less than $33.00 per Share, at which Shares have been properly tendered or have been deemed to be tendered pursuant to the Offer, that will enable the Company to purchase the maximum number of Shares properly tendered in the Offer and not properly withdrawn having an aggregate purchase price not exceeding $140,000,000. Shares properly tendered pursuant to an Auction Tender will only be taken up if the price specified in the Auction Tender is equal to or less than the Purchase Price.

        All Shares purchased pursuant to the Offer will be purchased at the same Purchase Price regardless of whether the shareholder tendered at a lower price. However, because of the "odd lot" priority, proration and conditional tender provisions described in the Offer to Purchase, all of the Shares tendered at or below the Purchase Price may not be purchased if more than the number of Shares the Company seeks are properly tendered and not properly withdrawn. Only Shares properly tendered at prices at or below the Purchase Price, and not properly withdrawn, will be eligible to be purchased. Shares tendered but not purchased pursuant to the Offer will be returned promptly following the Expiration Date.

        On February 26, 2012, the Company entered into a repurchase agreement (the "Repurchase Agreement") with Iowa Farm Bureau Federation ("IFBF"), the owner of 15,398,974 Shares (representing 52.2% of the outstanding Shares) pursuant to which the Company agreed to purchase up to an aggregate of 1,000,000 Shares from IFBF at the Purchase Price (the "Share Repurchase"). The Share Repurchase is scheduled to close on the eleventh business day following the expiration of the Offer. The aggregate number of Shares to be repurchased under the Repurchase Agreement will be proportionately reduced in the event that the Company purchases less than the maximum number of Shares that it is able to purchase at the Purchase Price pursuant to the terms of the Offer. The transactions contemplated by the Repurchase Agreement are conditioned upon, among other matters, the Company purchasing Shares in the Offer in accordance with the Offer to Purchase. IFBF desired to participate in the Offer but did not wish to participate to the full extent of its pro rata ownership in the Company. As a result, a Special Committee of our Board of Directors, in consultation with IFBF, determined that a reasonable approach to allow IFBF to participate in the share repurchase transactions was to have IFBF agree in advance of the public announcement of the Offer to sell a specified number of Shares to us following the completion of the Offer at the Purchase Price, subject to proration if the Offer was not fully subscribed.

        If the Offer is fully subscribed, the completion of the Offer and the Share Repurchase will result in the repurchase by the Company of between $173,000,000 and $175,000,000 of Shares in the aggregate. If the Offer is fully subscribed at a Purchase Price of $35.00, the maximum Purchase Price pursuant to the Offer, the completion of the Offer and the Share Repurchase will result in the repurchase by the Company of 5,000,000 Shares. If the Offer is fully subscribed at a Purchase Price of $33.00, the minimum Purchase Price pursuant to the Offer, the completion of the Offer and the Share Repurchase will result in the repurchase by the Company of 5,242,424 Shares.

        If the Offer is fully subscribed at a Purchase Price of $35.00, the maximum Purchase Price pursuant to the Offer, following the completion of the Share Repurchase, IFBF's ownership percentage will increase to 58.7% of the then-outstanding Shares. If the Offer is fully subscribed at a Purchase Price of $33.00, the minimum Purchase Price pursuant to the Offer, following the completion of the Share Repurchase, IFBF's ownership percentage will increase to 59.3% of the then-outstanding Shares. Because a portion of its Shares are being purchased under the Repurchase Agreement, IFBF has agreed not to tender Shares in the Offer pursuant to the Repurchase Agreement.

        In addition, each of the Company's managed affiliates, Farm Bureau Property & Casualty Insurance Company ("PFF&C"), which owns 727,262 Shares (representing 2.5% of the outstanding Shares), and Western Agricultural Insurance Company ("WAG"), which owns 167,084 Shares (representing 0.6% of the outstanding Shares), have informed the Company regarding its intent with respect to the Offer. PFF&C informed the Company that it intends to tender a portion of its Shares pursuant to the Offer. WAG informed the Company that it intends to tender a portion of its Shares pursuant to the Offer.

        In addition to the Shares owned by IFBF, IFBF owns 761,855 shares of Class B common stock, without par value, of the Company (the "Class B Shares") and 5,000,000 shares of Series B preferred stock, without par value, of the Company (the "Series B Preferred Shares"). In addition to the Shares owned by PFF&C, PFF&C owns 213,590 Class B Shares. In addition to the Shares owned by WAG, WAG owns 25,400 Class B Shares. Each outstanding share of the Company's common stock is entitled to one vote per share on each matter submitted to the vote of shareholders, except in the election of directors. The Shares, together with the Series B Preferred Shares, vote for the election of Class A directors, and the Class B Shares vote for the election of Class B directors. The Series B Preferred Shares are entitled to two votes per share. The Class B Shares are subject to certain transfer restrictions in a Class B Stockholders' Agreement. If Class B Shares are sold to a person or entity not affiliated with the American Farm Bureau Federation, such shares will automatically convert to Shares. In addition, Class B Shares may be converted into Shares at any time at the option of the holder of Class B Shares.

        Upon the terms and subject to the conditions of the Offer, if the number of Shares properly tendered at or below the Purchase Price and not properly withdrawn prior to the Expiration Date would result in an aggregate purchase price of more than $140,000,000, the Company will purchase Shares: (1) first, from all holders of "odd lots" of less than 100 Shares who properly tender all of their Shares at or below the Purchase Price, and do not properly withdraw them prior to the Expiration Date; (2) second, from all other shareholders who properly tender Shares at or below the Purchase Price, on a pro rata basis with appropriate adjustments to avoid the purchase of fractional Shares (except for shareholders who tendered Shares conditionally for which the condition was not satisfied), until the Company has purchased Shares resulting in an aggregate purchase price of $140,000,000; and (3) third, only if necessary to permit the Company to purchase Shares resulting in an aggregate purchase price of $140,000,000, from holders who properly tender Shares at or below the Purchase Price conditionally (for which the condition was not initially satisfied) by random lot, to the extent feasible. To be eligible for purchase by random lot, shareholders whose Shares are conditionally tendered must have properly tendered and not properly withdrawn all of their Shares prior to the Expiration Date. See Sections 1, 3, 4 and 6 of the Offer to Purchase.

        For your information, and for forwarding to those of your clients for whom you hold Shares registered in your name or in the name of your nominee, we are enclosing the following documents:

  1.
  Offer to Purchase, dated February 28, 2012;

  2.
  Letter of Transmittal and the Form W-9, for your use in accepting the Offer and tendering Shares of, and for the information of, your clients (facsimile copies of the Letter of Transmittal, with manual signatures, may be used to tender Shares);

  3.
  Letter to Clients, for you to send to your clients for whose accounts you hold Shares registered in your name or in the name of a nominee, with an Instruction Form provided for obtaining such client's instructions with regard to the Offer;

  4.
  Notice of Guaranteed Delivery with respect to Shares, to be used to accept the Offer if certificates representing your clients' Share certificates are not immediately available or cannot be delivered to you to be further delivered to the Depositary prior to the Expiration Date (or the procedures for book-entry transfer cannot be completed on a timely basis), or if time will not permit all required documents, including a properly completed and duly executed Letter of Transmittal, to reach the Depositary prior to the Expiration Date; and

  5.
  Return envelope addressed to Computershare Shareowner Services LLC, as the Depositary.

    The conditions of the Offer are described in Section 7 of the Offer to Purchase.

        Your prompt action is requested. We urge you to contact your clients as promptly as possible. Please note that the Offer, proration period and withdrawal rights will expire at 5:00 p.m., New York City time, on March 27, 2012, unless the Offer is extended or withdrawn. Under no circumstances will the Company pay interest on the Purchase Price (as such term is defined in the Offer to Purchase), even if there is any delay in making payment.

        For Shares to be tendered properly pursuant to the Offer:

  •
  the certificates for the Shares, or confirmation of receipt of the Shares pursuant to the procedure for book-entry transfer set forth in the Offer to Purchase, together with a properly completed and duly executed Letter of Transmittal, or a manually signed facsimile of the Letter of Transmittal, including any required signature guarantees, or an Agent's Message (as defined in the Offer to Purchase) in the case of a book-entry transfer, and any other documents required by the Letter of Transmittal, must be received prior to the Expiration Date by the Depositary at its address set forth on the back cover page of the Offer to Purchase; or

  •
  the tendering shareholder must, prior to the Expiration Date, comply with the guaranteed delivery procedure set forth in the Offer to Purchase.

        While the Company's Board of Directors, including a Special Committee thereof composed of three independent directors, has authorized the Offer, it has not, nor has the Special Committee, the Company, the Dealer Manager, the Information Agent or the Depositary made, or is making, any recommendation to your clients as to whether they should tender or refrain from tendering their Shares or as to the price or prices at which they may choose to tender their Shares. Your clients must make their own decision as to whether to tender their Shares and, if so, how many Shares to tender and the price or prices at which their Shares should be tendered. In doing so, your clients should read carefully the information in, or incorporated by reference in, the Offer to Purchase and in the related Letter of Transmittal, including the purposes and effects of the Offer. See Section 2 of the Offer to Purchase. Your clients are urged to discuss their decision with their own tax advisor, financial advisor and/or broker.

        The Company will not pay any fees or commissions to brokers, dealers or other persons (other than fees to the Dealer Manager, the Information Agent and the Depositary, as described in the Offer to Purchase) for soliciting tenders of Shares pursuant to the Offer. However, the Company will, on request, reimburse you for customary mailing and handling expenses incurred by you in forwarding copies of the enclosed Offer and related materials to your clients. The Company will pay or cause to be paid all stock transfer taxes, if any, on its purchase of Shares pursuant to the Offer, except as otherwise provided in the Offer to Purchase (see Section 5 of the Offer to Purchase).

        Questions and requests for assistance may be directed to the Dealer Manager or to the Information Agent, and requests for additional copies of the enclosed materials may be directed to the Information Agent, at the telephone numbers and address listed below.

The Dealer Manager for the Offer is:	The Information Agent for the Offer is:
Raymond James & Associates, Inc. 80 Carillon Parkway St. Petersburg, Florida 33716 Call: (727) 567-2092 Call Toll Free: (866) 326-3863	Innisfree M&A Incorporated 501 Madison Avenue, 20th Floor New York, New York 10022 Shareholders May Call Toll Free: (877) 750-9501 Banks and Brokers May Call Collect: (212) 750-5833

Very truly yours,
RAYMOND JAMES & ASSOCIATES, INC.

        Nothing contained in this letter or in the enclosed documents shall render you or any other person the agent of the Company, the Dealer Manager, the Depositary, the Information Agent or any affiliate of any of them or authorize you or any other person to give any information or use any document or make any statement on behalf of any of them with respect to the Offer other than the enclosed documents and the statements contained therein.

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  Exhibit (a)(1)(D)
Offer to Purchase for Not More Than $140,000,000 in Cash by